# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AGI Inc, CIK 0002081206
CUSIP: G0118C105
Title of class of securities: Class A common shares, par value US$0.00005 each
Address of issuer's principal executive offices: RUA SERGIO FERNANDES BORGES SOARES,1000, PREDIO E1, CAMPINAS, Brazil (D5), 13054-709
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002125909

## Reporting persons
- Marciano Testa: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; sole voting power 101,257,359; shared voting power 0; sole dispositive power 101,257,359; shared dispositive power 0; aggregate amount beneficially owned 101,257,359 (63.3% of the class)
  Comment: Mr. Marciano Testa owns common shares of AGI Inc. through Testa Ventures, Yepidale International Ventures Limited, MT Capital Limited (vehicles directly or indirectly owned by Mr. Marciano Testa) and through AGI Partners Limited. Mr. Marciano Testa is the controlling shareholder of AGI Partners Limited and disclaims ownership of the Class A common shares held by AGI Partners Limited.
- MT Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 97,545,219; sole dispositive power 0; shared dispositive power 97,545,219; aggregate amount beneficially owned 97,545,219 (62.43% of the class)
  Comment: MT Capital Limited is wholly owned by Mr. Marciano Testa.
- Yepidale International Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 0; shared voting power 3,712,139; sole dispositive power 0; shared dispositive power 3,712,139; aggregate amount beneficially owned 3,712,139 (5.95% of the class)
  Comment: Yepidale International Ventures Limited is wholly owned by Mr. Marciano Testa.
- Testa Ventures: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 3,712,139; sole dispositive power 0; shared dispositive power 3,712,139; aggregate amount beneficially owned 3,712,139 (5.95% of the class)
  Comment: Testa Ventures is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa.
- AGI Partners Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 8,378,379; sole dispositive power 0; shared dispositive power 8,378,379; aggregate amount beneficially owned 8,378,379 (13.43% of the class)
  Comment: (1) Includes 4,694,239 Class A common shares and 3,684,140 Class B common shares.
  (2) Mr. Marciano Testa is the controlling shareholder of AGI Partners Limited and disclaims ownership of the Class A common shares held by AGI Partners Limited.

## Item 1. Issuer
Name of issuer: AGI Inc
Address of issuer's principal executive offices: RUA SERGIO FERNANDES BORGES SOARES,1000

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (the "Statement") is being filed by: (i) Marciano Testa; (ii) MT Capital Limited; (iii) Yepidale International Ventures Limited; (iv) Testa Ventures; and (v) AGI Partners Limited (each a "Reporting Person" and collectively, the "Reporting Persons"). Except for Marciano Testa, who claims beneficial ownership with respect to all shares owned by each of MT Capital Limited, Yepidale International Ventures Limited and Testa Ventures and the Class B common shares owned by AGI Partners Limited, each of the Reporting Persons disclaims beneficial ownership with respect to any shares owned by the other Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit B, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The principal office and business address of each of the Reporting Persons is Ugland House, Grand Cayman, KY1-1104, George Town, 99970, Cayman Islands.
Citizenship: See row 4 of the cover pages to this Statement.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of the cover sheet of each Reporting Person.

With respect to Marciano Testa, the number of shares in row 9 consists of (i) 97,545,219 Class B common shares held directly by MT Capital Limited (a holding vehicle wholly owned by Marciano Testa); (ii) 3,684,139 Class B common shares held (a) indirectly by Yepidale International Ventures Limited (a holding vehicle wholly owned by Marciano Testa) through Testa Ventures and AGI Partners Limited, and (b) indirectly by Testa Ventures (which is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa) through AGI Partners Limited; (iii) 28,000 Class A common shares held (a) indirectly by Yepidale International Ventures Limited (a holding vehicle wholly owned by Marciano Testa) through Testa Ventures, and (b) directly by Testa Ventures (which is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa); and (iv) 1 Class B common share held directly by AGI Partners Limited. Marciano Testa is the controlling shareholder of AGI Partners Limited and disclaims ownership of the Class A common shares held by AGI Partners Limited.

With respect to MT Capital Limited, the number of shares in row 9 consists of 97,545,219 Class B common shares held directly by MT Capital Limited. MT Capital Limited is wholly owned by Marciano Testa.

With respect to Yepidale International Ventures Limited, the number of shares in row 9 consists of (i) 3,684,139 Class B common shares held indirectly by Yepidale International Ventures Limited through Testa Ventures and AGI Partners Limited and (ii) 28,000 Class A common shares held indirectly by Yepidale International Ventures Limited through Testa Ventures. Yepidale International Ventures Limited is wholly owned by Marciano Testa.

With respect to Testa Ventures, the number of shares in row 9 consists of (i) 3,684,139 Class B common shares held indirectly by Testa Ventures through AGI Partners Limited and (ii) 28,000 Class A common shares held directly by Testa Ventures. Testa Ventures is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa.

With respect to AGI Partners Limited, the number of shares in row 9 consists of (i) 4,694,239 Class A common shares, and (ii) 3,684,140 Class B common shares, in each case held directly by AGI Partners Limited. Marciano Testa is the controlling shareholder of AGI Partners Limited and disclaims ownership of the Class A common shares held by AGI Partners Limited.

Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.
Percent of class:
See row 11 of the cover sheet of each Reporting Person.

The percentage of class in row 11 of the cover sheet of each Reporting Person represents the quotient obtained by dividing (a) the aggregate number of Class A common shares and Class B common shares beneficially owned by such Reporting Person as set forth in row 9 of the cover sheet of each Reporting Person by (b) the sum of (i) 58,700,711 Class A common shares outstanding as of February 10, 2026, as reported by the Issuer on the Final Prospectus relating to the initial public offering of AGI Inc dated February 10, 2026, and (ii) the aggregate number of Class B common shares beneficially owned by such Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" above are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

Each Class A common share is entitled to one vote, and each Class B common share is entitled to 10 votes. The percentage reported does not reflect the 10 for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.
Sole power to vote or to direct the vote:
See row 5 of the cover sheet of each Reporting Person.

With respect to Marciano Testa, the number of shares in row 5 consists of (i) 97,545,219 Class B common shares held directly by MT Capital Limited (a holding vehicle wholly owned by Marciano Testa); (ii) 3,684,139 Class B common shares held (a) indirectly by Yepidale International Ventures Limited (a holding vehicle wholly owned by Marciano Testa) through Testa Ventures and AGI Partners Limited, and (b) indirectly by Testa Ventures (which is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa) through AGI Partners Limited; (iii) 28,000 Class A common shares held (a) indirectly by Yepidale International Ventures Limited (a holding vehicle wholly owned by Marciano Testa) through Testa Ventures, and (b) directly by Testa Ventures (which is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa); and (iv) 1 Class B common share held directly by AGI Partners Limited. Marciano Testa is the controlling shareholder of AGI Partners Limited and disclaims ownership of the Class A common shares held by AGI Partners Limited.
Shared power to vote or to direct the vote:
See row 6 of the cover sheet of each Reporting Person.

With respect to MT Capital Limited, the number of shares in row 6 consists of 97,545,219 Class B common shares held directly by MT Capital Limited. MT Capital Limited is wholly owned by Marciano Testa.

With respect to Yepidale International Ventures Limited, the number of shares in row 6 consists of (i) 3,684,139 Class B common shares held indirectly by Yepidale International Ventures Limited through Testa Ventures and AGI Partners Limited and (ii) 28,000 Class A common shares held indirectly by Yepidale International Ventures Limited through Testa Ventures. Yepidale International Ventures Limited is wholly owned by Marciano Testa.

With respect to Testa Ventures, the number of shares in row 6 consists of (i) 3,684,139 Class B common shares held indirectly by Testa Ventures through AGI Partners Limited and (ii) 28,000 Class A common shares held directly by Testa Ventures. Testa Ventures is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa.

With respect to AGI Partners Limited, the number of shares in row 6 consists of (i) 4,694,239 Class A common shares, and (ii) 3,684,140 Class B common shares, in each case held directly by AGI Partners Limited. Marciano Testa is the controlling shareholder of AGI Partners Limited and disclaims ownership of the Class A common shares held by AGI Partners Limited.
Sole power to dispose or to direct the disposition:
See row 7 of the cover sheet of each Reporting Person.

With respect to Marciano Testa, the number of shares in row 7 consists of (i) 97,545,219 Class B common shares held directly by MT Capital Limited (a holding vehicle wholly owned by Marciano Testa); (ii) 3,684,139 Class B common shares held (a) indirectly by Yepidale International Ventures Limited (a holding vehicle wholly owned by Marciano Testa) through Testa Ventures and AGI Partners Limited, and (b) indirectly by Testa Ventures (which is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa) through AGI Partners Limited; (iii) 28,000 Class A common shares held (a) indirectly by Yepidale International Ventures Limited (a holding vehicle wholly owned by Marciano Testa) through Testa Ventures, and (b) directly by Testa Ventures (which is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa); and (iv) 1 Class B common share held directly by AGI Partners Limited. Marciano Testa is the controlling shareholder of AGI Partners Limited and disclaims ownership of the Class A common shares held by AGI Partners Limited.
Shared power to dispose or to direct the disposition:
See row 8 of the cover sheet of each Reporting Person.

With respect to MT Capital Limited, the number of shares in row 8 consists of 97,545,219 Class B common shares held directly by MT Capital Limited. MT Capital Limited is wholly owned by Marciano Testa.

With respect to Yepidale International Ventures Limited, the number of shares in row 8 consists of (i) 3,684,139 Class B common shares held indirectly by Yepidale International Ventures Limited through Testa Ventures and AGI Partners Limited and (ii) 28,000 Class A common shares held indirectly by Yepidale International Ventures Limited through Testa Ventures. Yepidale International Ventures Limited is wholly owned by Marciano Testa.

With respect to Testa Ventures, the number of shares in row 8 consists of (i) 3,684,139 Class B common shares held indirectly by Testa Ventures through AGI Partners Limited and (ii) 28,000 Class A common shares held directly by Testa Ventures. Testa Ventures is wholly owned by Yepidale International Ventures Limited, which, in turn, is wholly owned by Mr. Marciano Testa.

With respect to AGI Partners Limited, the number of shares in row 8 consists of (i) 4,694,239 Class A common shares, and (ii) 3,684,140 Class B common shares, in each case held directly by AGI Partners Limited. Marciano Testa is the controlling shareholder of AGI Partners Limited and disclaims ownership of the Class A common shares held by AGI Partners Limited.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Members of Filing Group; Exhibit B - Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

## Signatures
- Marciano Testa: /s/ Marciano Testa, Marciano Testa (05/14/2026)
- MT Capital Limited: /s/ Marciano Testa, Director (05/14/2026)
- Yepidale International Ventures Limited: /s/ Marciano Testa, Director (05/14/2026)
- Testa Ventures: /s/ Marciano Testa, Director (05/14/2026)
- AGI Partners Limited: /s/ Marciano Testa, Director (05/14/2026)